


SEC MAIL PROCESSING
RECEIVED
JUN 13 2007
WASH, D.C.
161
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Toho Tenakkusu Kabushiki Kaisha

(Names of Subject Company)

Toho Tenax Co., Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

Teijin Limited

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Teijin Limited
Attn.: Shingo Suzuki
1-1, Uchisaiwaicho 2-chome
Chiyoda-ku, Tokyo 100-8585
Japan
(phone number: 81-3-3506-4511)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Total pages: 17

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a notice, dated May 28, 2007, of Teijin Limited and Toho Tenax Co., Ltd. ("Toho Tenax") regarding the conversion of Toho Tenax into a wholly-owned subsidiary of Teijin. [1]
2	English translation of a notice of Convocation of the 82nd Annual General Meeting of Shareholders and Reference Documents, dated June 13, 2007, of Toho Tenax.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the notice included as Exhibit 1 and in the English translation of the notice included as Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Teijin Limited has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on May 29, 2007.

[1] Previously furnished to the Commission as part of Form CB on May 29, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teijin Limited

By: 鈴木新吾

Name: Shingo Suzuki
Title: General Manager
Accounting and Treasury Office

Date: June 13, 2007

EXHIBIT 2

(Securities code: 3403)
June 13, 2007

Dear Shareholders

Notice of Convocation of The 82nd Annual General Meeting of Shareholders

You are cordially invited to attend the 82nd Annual General Meeting of Shareholders of Toho Tenax Co., Ltd. to be held as set forth below.

If you do not expect to attend the meeting, you may vote on the proposals to be presented using the following method. Please refer to the attached reference document and exercise your voting rights indicating your approval or disapproval to the proposals on the attached document, "Exercise of Voting Rights", and post it to ensure it arrives by 6 p.m., Wednesday, June 27, 2007.

Sincerely,

Yoshikuni Utsunomiya
President
Toho Tenax Co., Ltd.
38-16, Hongo 2-chome, Bunkyo-ku, Tokyo 113-8404, Japan

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Details

1. Date and Time of Meeting:
   Thursday, June 28, 2007, at 10:30 a.m.
2. Location:
   Hotel Kizankan, 37-20, Hongo 4-chome, Bunkyo-ku, Tokyo 113-0033, Japan
   (Please note that the location has been changed from the previous year. Please refer to the attached map.)

3. Purposes

Reports:

The Business Report, the Consolidated and Non-Consolidated Financial Statements and the results of audit on the Consolidated Audit Reports by the Accounting Auditor and the Board of Corporate Auditors for the 82nd Fiscal Year (April 1, 2006 to March 31, 2007)

Proposals for voting:

Proposal 1: Approval of a Stock Swap Agreement between the Company and Teijin Limited

Proposal 2: Partial Amendment to the Articles of Incorporation

Proposal 3: Election of Five (5) Directors

Proposal 4: Election of Two (2) Corporate Auditors

Proposal 5: Election of One (1) Corporate Sub-Auditor

Proposal 6: Payment of Retirement Allowance to the Retiring Corporate Auditor

When attending the meeting in person, please submit the Exercise of Voting Rights document enclosed herein to the reception.

If any revisions are made to the Reference Documents, Business Report, Financial Statements and Consolidated Financial Statements, the revisions will be posted on the Company website (http://www.tohotenax.com).

Reference Document for General Meeting of shareholders

Proposal and reference document

Proposal 1: Approval of a Stock Swap (*"Kabushiki-Kokan"*) Agreement between the Company and Teijin Limited

1. Reason for Stock Swap

Since its establishment in 1934, the Company has been among the first entities to commercialize carbon fibers. We have pursued a carbon fiber-focused business strategy using unique technical capabilities accumulated over many years as a chemical fibers manufacturer.

Since September 1999, the Company has formed a capital alliance with Teijin Limited (hereinafter "Teijin") (in February 2000, Teijin acquired a majority of the Company's common stock) to enhance our competitiveness in the carbon fiber business. Since that time, the Teijin Group has positioned carbon fiber operations as its core business, and we have aggressively invested management resources to enhance earning power and attain growth in profits.

Demand for carbon fiber products is expected to continue growing rapidly. We believe that further reinforcement of our global manufacturing system, marketing system and technological development capabilities is required to appropriately respond to this expansion and come out ahead in the age of mega-competition on a global scale. To accomplish this, we have decided to create a system that promotes joint development with the Teijin Group businesses and takes full advantage of management resources such as technologies and human resources of the Teijin Group.

To achieve these ends, on May 28, 2007, the Company concluded a stock swap agreement that will convert the Company to a wholly owned subsidiary of Teijin, effective September 1, 2007, subject to the approval at the shareholders' meeting. The stock swap will result in Teijin holding all the Company's issued and outstanding shares with shareholders of the Company holding shares in Teijin allocated and delivered according to the stock swap ratio stated below.

To meet the expectations of shareholders of the Company, who are to become new shareholders of Teijin, we will further enhance profitability through the unification of our carbon fiber operations with those of the Teijin Group. The Company's increased corporate value will bolster Teijin Group shareholder value.

We cordially request your support for this stock swap and your approval of this proposal.

2. Content of the Stock Swap (*"Kabushiki-Kokan"*) Agreement

The content of the stock swap (*"Kabushiki-Kokan"*) agreement entered into between the company and Teijin Limited on May 28,2007 is as follows.

Stock Swap (*"Kabushiki-Kokan"*) Agreement (Copy)

As of May 28, 2007, Teijin Limited (address: 6-7, Minami-Honmachi 1-chome, Chuo-ku, Osaka; hereinafter "Teijin") and Toho Tenax Co., Ltd. (address: 38-16, Hongo 2-chome, Bunkyo-ku, Tokyo; hereinafter "Toho Tenax") have concluded a stock swap (*"Kabushiki-Kokan"*) agreement (hereinafter "the Agreement") as stated below.

Article 1: Stock Swap

According to the provisions of the Agreement, Teijin and Toho Tenax shall carry out a stock swap (hereinafter "the Stock Swap"), by which Teijin shall become Toho Tenax's wholly owning parent company , Toho Tenax shall become Teijin's wholly owned subsidiary and Teijin shall acquire all issued and outstanding shares of Toho Tenax (however, the shares of Toho Tenax held by Teijin are excluded).

Article 2: Number and Allocation of Shares to be Delivered at the Time of the Stock Swap

1 At the time of the Stock Swap, Teijin shall deliver to shareholders of Toho Tenax (including beneficial shareholders, excluding Teijin; hereinafter, the same applies) registered or recorded in the latest Toho Tenax register of shareholders (including beneficial shareholders; hereinafter, the same applies) in exchange for the common stock of Toho Tenax common stock of Teijin based on the number of shares of common stock of Toho Tenax held by shareholders as of the day preceding the effective date (stipulated in Article 4; hereinafter, the same applies), multiplied by 1.15.

2 At the time of the Stock Swap, Teijin shall allocate shares of common stock of Teijin to shareholders of Toho Tenax registered or recorded in the Toho Tenax register of shareholders at a rate of 1.15 shares for each share of common stock of Toho Tenax as of the day preceding the Effective Date.

Article 3: Teijin's Capital and Capital Reserve

At the time of the Stock Swap, the amount of increase in Teijin's capital and capital reserve shall be as follows.

(1) Capital

¥0

(2) Capital reserve

Amount separately specified by Teijin, as per Article 68, Paragraph 1, Item 2 b (ii) of the Corporate Accounting Regulations (*"Kaisha-Keisan Kisoku"*)

(3) Profit reserve

¥0

Article 4: Effective Date

The date on which the Stock Swap goes into effect (hereinafter "the Effective Date") shall be September 1, 2007. However, such date shall be changed by mutual agreement between Teijin and Toho Tenax if required for the progress of procedures related to the Stock Swap or for any other reasons.

Article 5: Shareholders' Meeting for Approval of Stock Swap Agreement

1 As provided in the main clause of Article 796, Paragraph 3, of the Company Law (*"Kaisha-hou"*), Teijin shall carry out the Stock Swap without seeking approval at its shareholders' meeting as stipulated in Article 795, Paragraph 1 of the same law.

2 Toho Tenax shall seek the approval of the Agreement and resolutions concerning matters required for the Stock Swap at its Annual General Meeting of Shareholders, to be held on June 28, 2007. However, the preceding may be changed under mutual agreement between Teijin and Toho Tenax if required for the progress of procedures related to the Stock Swap or for any other reason.

Article 6: Management, etc., of Corporate Assets

1 From the time of the conclusion of the Agreement to the Effective Date, Teijin and Toho Tenax shall carry out their respective duties, as well as manage and control their assets, with the care of a good manager, and shall carry out under prior mutual agreement any act that will seriously affect their assets or their rights and obligations.
2 Teijin may pay dividends from retained earnings to shareholders registered or recorded in the latest register of shareholders as of March 31, 2007 or registered stock pledgees, up to a maximum amount of ¥5.5 per share, or a total amount of ¥5,104,898,652.
3 Teijin and Toho Tenax may not pay dividends from retained earnings with any day after the conclusion of the Agreement and before the Effective Date as the reference date, except for cases provided for in the preceding paragraph.

Article 7: Changes in the Conditions of the Stock Swap and Termination of the Agreement

From the date of conclusion of the Agreement to the Effective Date, the conditions of the Stock Swap may be changed or the Agreement may be terminated under the mutual agreement between Teijin and Toho Tenax in the event that there is a material change, or the potential for a substantial change, in the assets or operation of either party, in the event of a serious disturbance in carrying out the Stock Swap, or in the event that the objectives of the Agreement cannot be achieved for any other reason.

Article 8: Validity of the Agreement

The Agreement shall become null and void in the event that the approval at the Annual General Meeting of Shareholders of Toho Tenax as per Article 5, Paragraph 2, or of the relevant authorities as designated by law is not obtained.

Article 9: Matters Determined by Consultation

Matters required in relation to the Stock Swap other than those stipulated in the Agreement shall be determined through consultation and mutual agreement between Teijin and Toho Tenax in accordance with the purport of the Agreement.

IN WITNESS WHERE OF Teijin and Toho Tenax have made this Agreement in duplicate,have affixed their signatures and seals, and shall retain one original each hereof.

May 28, 2007

Teijin: 6-7, Minami-Honmachi 1-chome,
Chuo-ku, Osaka
Teijin Limited
Toru Nagashima, President and CEO

Toho Tenax: 38-16, Hongo 2-chome, Bunkyo-ku, Tokyo
Toho Tenax Co., Ltd.
Yoshikuni Utsunomiya, President

3. Notes on the Compensation for the Stock Swap

(1) Notes on the Appropriateness of the Compensation for the Stock Swap

(i) Notes on the number of shares of stock to be delivered at the time of the Stock Swap, or the method of calculation thereof, and provisions relating to the allocation of these shares, as well as the appropriateness of the total number of shares or the total amount of the compensation for the Stock Swap

As compensation for the Stock Swap, Teijin shall allocate shares of common stock of Teijin to shareholders of the Company (including beneficial shareholders, excluding Teijin Limited (hereinafter "Teijin"); hereinafter, the same applies) registered or recorded in the register of shareholders of the Company (including the register of beneficial shareholders; hereinafter, the same applies) at a rate of 1.15 shares for each share of common stock of the Company as of the day preceding the Effective Date. Therefore, the total number of shares of stock and compensation for the Stock Swap to be delivered at the time of the Stock Swap shall be the number of common stock of Teijin stock equivalent to the total final number of common stock of the Company's stock held by shareholders of the Company registered or recorded in the Company's register of shareholders as of the day preceding the Effective Date, multiplied by 1.15.

In deliberation with Teijin concerning the Stock Swap ratio used in this Stock Swap, the Company has appointed an independent third party, Daiwa Securities SMBC Co., Ltd. (hereinafter "Daiwa Securities SMBC"), as its financial advisor, in the interest of ensuring a fair and reasonable determination of the Stock Swap ratio. The Company requested that Daiwa Securities SMBC calculate the Stock Swap ratio to serve as a reference in negotiations and deliberations between the Company and Teijin.

In response to the Company's request, Daiwa Securities SMBC analyzed the Stock Swap ratio using the average market share price method and the discounted cash flow (DCF) method based on the publicly disclosed materials of the Company and of Teijin, as well as various materials, etc., submitted by both companies. The share value analysis of both companies conducted by Daiwa Securities SMBC yielded the following results for the allocation of Teijin's shares for each share of the Company's stock: 1.06 to 1.09 shares by the average market share price method, and 0.67 to 1.41 shares by the DCF method. These analysis results have been submitted to the Company by Daiwa Securities SMBC.

The Company engaged in negotiations and deliberations with Teijin to determine the Stock Swap ratio based on the Stock Swap ratio analysis results submitted to the Company by Daiwa Securities SMBC. As a result, the Stock Swap ratio by which 1.15 shares of Teijin's stock per each share of the Company's stock is deliverd as compensation for the Stock Swap was judged as reasonable, and was deemed to contribute to the profits of shareholders of the Company. On May 28, 2007, the Board of Directors of the Company resolved to conclude the Stock Swap Agreement. The Company has received a statement from Daiwa Securities SMBC stating that the above Stock Swap ratio is fair from a financial standpoint.

In addition Teijin requested that Nomura Securities Co., Ltd. (hereinafter "Nomura Securities") calculate the Stock Swap ratio. Nomura Securities calculated the allocation of Teijin's shares for each share of the Company's stock as follows: 1.03 to 1.06 shares by the average market share price method, and 0.91 to 1.24 shares by the DCF method.

Neither Daiwa Securities SMBC nor Nomura Securities falls under the category of a party related with the Company or Teijin.

(ii) Reasons for selecting the relevant types of assets as compensation for the Stock Swap

The Company and Teijin have chosen stock of Teijin, the wholly owning parent company by Stock Swap, as the compensation for the Stock Swap. The Company judged this type of compensation for the Stock Swap to be appropriate for the following reasons: (a) Teijin's shares are deemed to have high trading volume and liquidity, and (b) in the case that the Company and Teijin enter into a relationship of wholly owned subsidiary and wholly owning parent company and shareholders of the Company receive shares of Teijin as compensation for the Stock Swap, shareholders of the Company may enjoy profits from the further expansion of the Company's operations as a result of the new relationship between the two companies.

(iii) Matters considered in order to avoid impairment of the interests of the Company's shareholders, other than Teijin, the parent company

As indicated in (i) above, to ensure the fairness of the Stock Swap ratio used in this Stock Swap, the Company has selected Daiwa Securities SMBC as a third-party institution and requested that the firm calculate the Stock Swap ratio. The Company carried out negotiations and deliberations with Teijin and determined the Stock Swap ratio within the range of calculation results indicated by the aforementioned evaluation results upon careful consideration with reference to the Stock Swap ratio calculation results submitted to the Company by Daiwa Securities SMBC. The Company has received a statement from Daiwa Securities SMBC stating that this Stock Swap ratio is fair from a financial standpoint.

Fumiaki Yogoro, who is an external auditor of the Company, did not take part in the deliberations concerning the Stock Swap at the Board of Directors meeting, in light of his roles as an assistant auditor of Teijin and an auditor of Teijin's 14 subsidiaries.

(iv) Notes on the appropriateness of matters concerning the amounts of capital and capital reserve of Teijin, the wholly owning parent company by Stock Swap

A. The amount of increase in Teijin's capital and capital reserve is as follows.

(a) Capital: ¥0

(b) Capital reserve: Amount separately specified by Teijin, as per Article 68, Paragraph 1, Item 2 b (ii), of the Corporate Accounting Regulations (*"Kaisha-Keisan Kisoku"*)

(c) Profit reserve: ¥0

B. The Company believes that the preceding amounts of capital and capital reserve are appropriate from the standpoint of pursuing a flexible capital policy.

(2) Notes for Reference Concerning the Compensation for the Stock Swap

(i) Stipulations in the Articles of Incorporation of Teijin , the wholly owning parent company by Stock Swap

Omitted (English translation only)

(ii) Notes on methods for converting the compensation for the Stock Swap into cash

A. Markets on which the compensation for the Stock Swap may be traded
First Section, Tokyo Stock Exchange; First Section, Osaka Securities Exchange

B. Entities serving as mediator intermediaries or agents for trading the compensation for the Stock Swap Securities companies or registered financial institutions that conduct registration to act as mediator intermediaries or agents.

(iii) Status of the market value of the compensation for the Stock Swap, when applicable
The status of the market value per share of Teijin's shares which is the compensation for the Stock Swap is as follows:

Closing price on the Tokyo Stock Exchange, May 24, 2007: ¥679
Volume Weighted Average Price (VWAP) over the one-month period ended May 24, 2007: ¥660
Volume Weighted Average Price (VWAP) over the three-month period ended May 24, 2007: ¥655
Volume Weighted Average Price (VWAP) over the six-month period ended May 24, 2007: ¥677

(iv) Contents of the balance sheets of the wholly owning parent company by Stock Swap over the last five years (excluding the most recent fiscal year)
The wholly owning parent company by Stock Swap, Teijin has filed public notice based on statutory provisions, or financial statements pursuant to Article 24, Paragraph 1, of the Securities and Exchange Law, with the Prime Minister.

4. Notes on the Appropriateness of the Treatment of share warrants related to the Stock Swap
As the Company has not issued share warrants, this item does not apply.

5. Notes on Accounting Books, etc.
The content of accounting books for the most recent fiscal year for the wholly owning parent company by Stock Swap, Teijin Limited, is shown in the attached documents.

Consolidated Balance Sheets

(As of March 31,2007) (Millions of yen;amounts less than one million yen are omitted)

	FY2005 (As of Mar. 31, 2006)	FY2006 (As of Mar. 31, 2007)	Increase (Decrease)
< Assets >			
Current assets			
Cash and time deposits	37,594	28,375	(9,218)
Trade notes and accounts receivable	193,564	208,413	14,848
Inventories	129,908	141,095	11,187
Short-term loans	3,011	2,803	(208)
Deferred income taxes	12,268	11,289	(979)
Other current assets	24,247	26,894	2,647
Allowance for doubtful receivables	(1,592)	(1,462)	129
Total	399,002	417,409	18,406
Fixed assets			
Tangible assets			
Buildings	81,932	84,435	2,502
Machinery and equipment	172,949	208,056	35,107
Land	48,225	47,764	(460)
Construction in progress	29,711	22,742	(6,968)
Other	13,680	16,632	2,951
Total	346,498	379,631	33,133
Intangible assets			
Software and others	23,610	22,705	(905)
Cost in excess of net book value of consolidated subsidiaries	21,247	-	(21,247)
Goodwill	-	31,049	31,049
Total	44,858	53,754	8,896
Investments and other assets			
Investments in securities	117,803	111,610	(6,192)
Long-term loans	2,828	3,097	269
Prepaid pension expense	10,843	13,645	2,802
Deferred income taxes	1,613	2,079	466
Other assets	23,885	22,383	(1,501)
Allowance for doubtful receivables	(3,341)	(3,694)	(353)
Total	153,632	149,121	(4,510)
Total fixed assets	544,988	582,507	37,519
Total assets	943,991	999,917	55,926

Consolidated Balance Sheets

(April 1,2006 to March 31,2007)

(Millions of yen;amounts less than one million yen are omitted)

	FY2005 (As of Mar. 31, 2006)	FY2006 (As of Mar. 31, 2007)	Increase (Decrease)
< Liabilities >			
Current liabilities			
Trade notes and accounts payable	110,718	139,405	28,687
Bank loans	82,804	65,100	(17,704)
Long-term loans due within one year	19,247	16,540	(2,706)
Commercial paper	44,000	75,000	31,000
Bonds due within one year	43,530	36,733	(6,797)
Income taxes payable	22,210	17,313	(4,897)
Deferred income taxes	-	1	1
Accrued expenses	23,040	23,906	866
Allowance for discount and rebate	668	627	(40)
Reserve for compensation for completed works	155	192	37
Reserve for adjustment of returned unsold goods	30	65	35
Other current liabilities	51,513	51,859	345
Total	**397,919**	**426,747**	**28,828**
Noncurrent liabilities			
Bonds	43,866	49,933	6,066
Long-term loans	64,848	52,171	(12,676)
Employees' retirement benefits	17,562	17,852	289
Directors' and statutory auditors' retirement benefits	1,502	1,653	150
Liabilities in accordance with the application of the equity method	5	863	858
Deferred income taxes	33,018	33,113	95
Other noncurrent liabilities	9,615	9,844	228
Total	**170,420**	**165,433**	**(4,986)**
Total liabilities	**568,339**	**592,181**	**23,841**
< Minority interest in consolidated subsidiaries >	**37,042**	-	**(37,042)**
< Shareholders' equity >			
Common stock	70,787	-	(70,787)
Capital surplus	63,132	-	(63,132)
Retained earnings	167,049	-	(167,049)
Net unrealized holding gains on securities	46,922	-	(46,922)
Foreign currency translation adjustments	(9,046)	-	9,046
Treasury stock	(236)	-	236
Total shareholders' equity	**338,609**	-	**(338,609)**
Total liabilities and shareholders' equity	**943,991**	-	**(943,991)**
<Net assets>			
Shareholders' equity			
Common stock	-	70,787	70,787
Capital surplus	-	63,137	63,137
Retained earnings	-	196,899	196,899
Treasury stock	-	(87)	(87)
Total shareholders' equity	-	330,737	330,737
Valuation and translation adjustments and others			
Net unrealized holding gains on securities	-	40,268	40,268
Deferred losses on hedges	-	36	36
Foreign currency translation adjustment	-	(4,289)	(4,289)
Total valuation and translation adjustments and others	-	36,015	36,015
Stock acquisition rights	-	96	96
Minority interests in consolidated subsidiaries	-	40,886	40,886
Total net assets	-	407,736	407,736
Total liabilities and net assets	-	999,917	999,917

Consolidated Statements of Income

(April 1,2006 to March 31,2007)

Teijin Limited

(Millions of yen;amounts less than one million yen are omitted)

	FY2005 (Apr. 2005 - Mar. 2006)	FY2006 (Apr. 2006 - Mar. 2007)	Increase (Decrease)
Net sales	938,082	1,009,586	71,503
Cost of sales	687,717	750,849	63,132
Gross profit	250,365	258,736	8,371
Selling, general and administrative expenses	173,607	183,675	10,068
Operating income	76,757	75,061	(1,696)
Nonoperating revenues			
Interest income	385	729	343
Dividend income	1,423	993	(429)
Foreign exchange gain	2	998	996
Gain on refund of antidumping duty deposit	521	-	(521)
Other income	1,329	1,229	(99)
Total	3,662	3,951	288
Nonoperating expenses			
Interest expense	6,957	9,481	2,524
Equity on losses of unconsolidated subsidiaries and affiliates	644	3,973	3,328
Amortization of start-up cost of a foreign subsidiary	833	-	(833)
Other expenses	3,822	5,064	1,241
Total	12,257	18,518	6,261
Ordinary income	68,162	60,493	(7,669)
Extraordinary income			
Gain on sales of property, plant and equipment	644	5,615	4,971
Gain on compensation for transfer of property under eminent domain	-	2,550	2,550
Gain on sales of investment securities	61	759	697
Gain on reversal of allowance for doubtful receivable	81	143	61
Gain on insurance adjustment	-	1,468	1,468
Gain on return of substitutional portion of employee retirement benefits	246	-	(246)
Gain on sales of goodwill	196	-	(196)
Other income	534	468	(66)
Total	1,765	11,005	9,239
Extraordinary losses			
Loss on disposal of property, plant and equipment	3,247	2,746	(500)
Loss on sales of property, plant and equipment	6,172	121	(6,050)
Write-down of investment securities	448	235	(213)
Loss on sales of investment securities	115	913	798
Special provision for allowance for doubtful receivables	10	654	643
Restructuring costs	2,105	3,113	1,008
Special factory operating loss	2,348	1,709	(639)
Loss on impairment	6,000	1,122	(4,878)
Environmental protection cost	2,404	366	(2,037)
Loss on redemption of debentures	800	-	(800)
Other losses	1,238	2,040	801
Total	24,894	13,023	(11,870)
Income before income taxes	45,033	58,474	13,440
Income taxes - current	16,375	15,527	(848)
Reversal of prior year's income taxes	-	(2,917)	(2,917)
Income taxes - deferred	2,066	8,198	6,131
Minority interest in net losses of consolidated subsidiaries	1,738	3,542	1,803
Net income	24,852	34,124	9,271

(For Reference)
Teijin Limited

Consolidated Statements of Cash Flows

(April 1, 2006, to March 31, 2007)

(Millions of yen; amounts less than one million yen are omitted)

	Account Title	FY2007 (April 1, 2006, to March 31, 2007)	FY2006 (April 1, 2005, to March 31, 2006)
I	**Cash flows from operating activities**		
	1 Income before income taxes	58,474	45,033
	2 Depreciation and amortization of goodwill	54,008	50,389
	3 Loss on impairment	1,122	6,000
	4 Equity in (earnings) losses of unconsolidated subsidiaries and affiliates	3,973	644
	5 (Gain) loss on sales and disposal of property, plant and equipment	(2,746)	8,775
	6 Proceeds from compensation for transfer of property under eminent domain	(2,550)	—
	7 Loss on debenture redemption	—	800
	8 Decrease (increase) in working capital	6,541	(10,555)
	9 Other, net	48	574
	Subtotal	118,872	101,664
	10 Interest and dividends received	2,838	3,048
	11 Interest paid	(8,400)	(6,679)
	12 Income taxes paid	(16,854)	(22,542)
	Net cash and cash equivalents provided by operating activities	96,455	75,491
II	**Cash flows from investing activities**		
	1 Purchase of property, plant and equipment	(69,995)	(66,620)
	2 Proceeds from sales of property, plant and equipment	8,031	5,619
	3 Purchase of investment securities	(6,835)	(3,406)
	4 Proceeds from sales and redemption of investment securities	1,262	452
	5 Purchase of additional shares in subsidiaries	(10,854)	—
	6 Other, net	(8,674)	(10,106)
	Net cash and cash equivalents used in investing activities	(87,065)	(74,062)
III	**Cash flows from financing activities**		
	1 Decrease in short-term bank loans, net	(18,965)	(3,388)
	2 Increase in commercial paper, net	31,000	44,000
	3 Decrease in debentures, net	(5,281)	(19,244)
	4 Decrease in long-term debt, net	(16,704)	(12,214)
	5 Cash dividends paid	(7,887)	(6,491)
	6 Other, net	(1,235)	(1,148)
	Net cash and cash equivalents provided by (used in) financing activities	(19,073)	1,511
IV	Effect of exchange rate changes on cash and cash equivalents	374	1,748
V	Net increase (decrease) in cash and cash equivalents	(9,308)	4,689
VI	Cash and cash equivalents at beginning of period	37,585	32,895
VII	Increase of cash and cash equivalents due to change in scope of consolidation	88	—
VIII	**Cash and cash equivalents at end of period**	28,365	37,585

(Note) The above "Consolidated Statements of Cash Flows" are attached for reference only in order to encourage the shareholders to deepen their understanding of the Teijin Group and are not prepared as the consolidated financial statements pursuant to Article 444, Paragraph 3 of the Company Law. Therefore, these statements are not audited by corporate auditors and accounting auditors as provided in Article 444, Paragraph 4 of the Company Law.

Hotel KIZANKAN Map


To Uguisudani
Ueno
Okachimachi
Akihabara
Kanda
TO Tokyo
Ueno Park
Yusima Tenjin Shrine
Ochanomizu
No4 Gate
No5 Gate
Hongo-Yayoi Crossing
University of Tokyo
Akamon Gate
Hongo-Sanchome Crossing
Hongo-Dori Ave.
Police Box
No2 Gate
Post Office
Hongo-Sanchome
No3 Gate
Kotoidoi Dori Ave
Kikuzaka Dori Ave.
Hotel Kizankan
Sakuragi Shrine
Hongo-Dai Junior high school
No1 Gate
Kasuga Crossing
A6 Gate
A2 Gate
Hakusan-Dori Ave.
Kasuga
Suidobashi
To Hakusan
Nishikata Crossing
Kasuga-Dori Ave.
Kodokan Judo Hall
Bunkyo Civic Hall
Korakuen
Tokyo Dome

From Tokyo Station (Subway) 8 mins./ From Ginza Station (Subway) 10 mins./ From Shinjuku Station (Subway) 15 mins.
From Haneda Airport (Train) 54 mins./ From Suidobashi, Ochanomizu,Ueno each station by *walking 20 mins.*

Toei Oedo Line
Toei Mita Line
JR Line

END